Annual General Meeting London 12 May 2010 Chairman’s Letter and Notice of Meeting

Unilever House, 100 Victoria Embankment, London EC4Y 0DY Telephone 020 7822 5252 Facsimile 020 7822 5951This document is important and requires your immediate attention. If you are in any doubt as to what action you should take you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser under the Financial Services and Markets Act 2000 as soon as possible. If you have sold or otherwise transferred all of your shares, please pass this document to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.Michael Treschow Chairman Dear Shareholder,It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (AGM). The meeting will be held on Wednesday 12 May 2010 in our usual venue, the Queen Elizabeth II Conference Centre in Westminster, London SW1. The AGM will start at 11.00am.At the AGM, Paul Polman, the Chief Executive Offi cer, will be giving a full report on the progress of the business in 2009, his fi rst year in this role.We appointed Jean-Marc Huët as our Chief Financial Offi cer in February 2010 in succession to Jim Lawrence who stepped down as an Executive Director in December 2009. We are delighted to propose Jean-Marc Huët for election as an Executive Director at this year’s AGM. Jean-Marc’s experience in the corporate and fi nancial world will be a great asset to the business. Jean-Marc’s biography is included on page 8 of this Notice.This year marks the retirement of Leon Brittan, Wim Dik and Narayana Murthy as Non-Executive Directors at the end of the AGM. During their time as members of the Board, Leon has served as Chairman of our Corporate Responsibility and Reputation Committee, Wim has served as31 March 2010 a member of both the Audit Committee and the Corporate Responsibility and Reputation Committee, and Narayana Murthy has served as a member of the Corporate Responsibility and Reputation Committee. On behalf of the Board, I take this opportunity to thank them all for their valued contributions.We are delighted to propose for election at this year’s AGM Sir Malcolm Rifkind as a Non-Executive Director. Sir Malcolm’s experience will further strengthen the expertise of the Board particularly in the areas of governance and reputation. His biography is included on page 8 of this Notice.Recently we set out an ambitious and inspiring vision for the Group. We will develop new ways of doing business with the aim of doubling the size of our Group while reducing our environmental impact. To achieve our ambition we need a performance culture that will take us to where we want to be. We would therefore like to propose at this year’s AGM, following a review by the Remuneration Committee of the share-based reward arrangements that apply to Executive Directors and other executives around the world, the introduction of the Management Co-InvestmentUnilever PLC Registered in England and Wales No 41424. Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom

Plan (Plan). This Plan will help in driving Unilever to become a high-performing company, building on a set of deeply-held values based on respect, trust, integrity and doing the right thing for the long-term. This new Plan will replace the existing Share Matching Plan that expires in 2011. Further details of the new Plan and a summary of the terms of the Plan, including the performance conditions on vesting, are set out on page 10 and in Appendix 1 on pages 11 and 12.As I indicated in my letter to you last year, we are also asking Shareholders to approve a number of amendments to our Articles of Association primarily to reflect the changes in law brought about by both the EU Shareholder Rights Directive which came into force in August 2009 and also the remaining provisions of the Companies Act 2006 which came into effect in October 2009. For a more detailed explanation of the main changes to the Articles of Association please refer to Appendix 2 of this document on pages 13 and 14. The proposed new Articles of Association are also available at www.unilever.com/AGMThe rest of the formal business covering issues such as allotment and repurchase of shares and the approval of the Directors’ Remuneration Report will be generally familiar to you. Full explanations of all proposed resolutions are set out in the explanatory notes to the Notice.Your Board believes that all the proposals to be put to you at the AGM are in the best interests of the Company and all Shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in the Company.We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at www.unilever.comEnclosed with this letter you will find the Notice of the Annual General Meeting being convened (together with the Explanatory Notes), and a Proxy Form. Shareholders will also have received the 2009 Annual Report and Accounts or have been notified of its availability on our website at www.unilever.com/investorrelationsShareholders wanting to complete and submit their Proxy Form electronically can do so via www.unilever.com/shareholderservices I would encourage all those of you familiar with the internet to try this facility. Details can be found on the back of your Proxy Form.Institutional investors are able to cast their votes using CREST electronic Proxy voting. All your votes are important to us and I would urge you to complete and return the Proxy Form in good time, and in any event no later than 11.00am on 10 May 2010.I look forward to meeting as many of you as possible on 12 May 2010. Yours sincerely,Michael Treschow Unilever Chairman’s Letter and Notice of Meeting 2010 3

Unilever PLC Notice of Annual General Meeting 2010 Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Wednesday 12 May 2010 to transact the following business:Report and Accounts for the year ended 31 December 2009 1. To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2009, together with the Directors’ Report and the Auditors’ Report.Approval of the Directors’ Remuneration Report for the year ended 31 December 2009 2. To consider and, if thought fit, approve the Directors’ Remuneration Report for the year ended 31 December 2009 included within the Annual Report and Accounts 2009.Re-election of Executive Director To re-elect as a Director:3. Mr P G J M Polman Election of Executive DirectorTo elect as a Director: 4. Mr R J-M S HuëtRe-election of Non-Executive Directors To re-elect as Directors:5. Professor L O Fresco 6. Ms A M Fudge7. Mr C E Golden 8. Dr B E Grote9. Ms H Nyasulu 10. Mr K J Storm 11. Mr M Treschow 12. Mr J van der Veer 13. Mr P Walsh Election of Non-Executive DirectorTo elect as a Director: 14. The Rt Hon Sir Malcolm Rifkind MPRe-appointment and remuneration of Auditors 15. To re-appoint PricewaterhouseCoopers LLP as Auditors of theCompany, to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.16. To authorise the Directors to fix the remuneration of the Auditors. Directors’ authority to issue shares17. To consider and, if thought fit, to pass the following as an Ordinary Resolution:THAT the Directors be and are hereby generally and unconditionally authorised to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £13,290,000 provided that this authority shall expire at the close of business on 30 June 2011 or, if earlier, at the conclusion of next year’s Annual General Meeting save that the Company may before such expiry make an offer or agreement which would or might require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not expired.Disapplication of pre-emption rights18. To consider and, if thought fit, to pass the following as a Special Resolution:THAT, subject to the passing of the previous resolution, the Directors be and are hereby given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or where the allotment constitutes an allotment of equity securities by virtue of Section 560(3) of the Companies Act 2006, free of the restriction in Section 561(1) of the Companies Act 2006, such power to be limited:(a) to the allotment of equity securities in connection with an offer of equity securities to Ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares held by them subject only to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional elements, record dates, legal or practical problems arising in any territory or by virtue of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter; and(b) to the allotment (otherwise than under paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,000,000;and shall expire at close of business on 30 June 2011 or, if earlier, at the conclusion of next year’s Annual General Meeting save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.Company’s authority to purchase its own shares 19. To consider and, if thought fit, to pass the following as aSpecial Resolution: THAT, the Company be and is hereby generally and unconditionally authorized for the purpose of Section 701 of the Companies Act 2006 to make one or more market purchases (within the meaning of Section 693(4) of the Companies Act 2006) of Ordinary shares of 31/9 pence each in the capital of the Company, subject to the following conditions:(a) the maximum number of shares which may be hereby purchased is 131 million Ordinary shares;(b) the minimum price, exclusive of expenses, which may be paid for each Ordinary share is 31/9 pence;(c) the maximum price, exclusive of expenses, which may be paid for each Ordinary share is not more than the higher of (1) five per cent above the average of the middle market quotations for the Ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days before the day on which the purchase is made; and (2) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC No. 2273/2003); and4 Unilever Chairman’s Letter and Notice of Meeting 2010

(d) the authority conferred by this resolution shall, unless renewed prior to such time, expire at the conclusion of the next Annual General Meeting of the Company or on 30 June 2011 (whichever is earlier), save that the Company may before such expiry enter into any contract under which a purchase of Ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase Ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.Political Donations and Expenditure 20. To consider and, if thought fit, to pass the following as anOrdinary Resolution: THAT, in accordance with Section 366 of the Companies Act 2006, the Company and all companies that are its subsidiaries at any time during the period for which this resolution is effective be and are hereby authorised to:(a) make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political parties to which Part 14 of the Companies Act 2006 applies; and independent election candidates to whom Part 14 of the Companies Act 2006 applies, not exceeding £100,000 in aggregate in any financial year;(b) make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political organisations to which Part 14 of the Companies Act 2006 applies other than political parties (to which Part 14 of the Companies Act 2006 applies) not exceeding £100,000 in aggregate in any financial year; and(c) to incur political expenditure (as such term is defined in Section 365 of the Companies Act 2006) not exceeding £100,000 in aggregate in any financial year,in each case during the period beginning with the date of passing this resolution and ending at the conclusion of the next Annual General Meeting or 30 June 2011 (whichever is earlier).Notice period for General Meetings 21. To consider and, if thought fit, to pass the following as aSpecial Resolution: THAT a general meeting other than an annual general meeting may be called on not less than 14 days’ clear notice.To approve the Management Co-Investment Plan 22. To consider and, if thought fit, pass the following as anOrdinary Resolution: THAT(a) The Management Co-Investment Plan (the “Plan”), the principal features of which are summarised in Appendix 1 to this Notice and a copy of which is produced in draft to this Meeting and signed by the Chairman for the purpose of identification, be approved and the Directors be authorised to do all acts and things necessary and expedient to adopt and operate the Plan, including making such modification as the Directors consider appropriate to take account of regulatory requirements and best practice; and(b) The Directors be authorised to establish such further plans similar to and based on the Plan for employees in particular countries, subject to such modifications as may be necessary or desirable to take account of local securities laws, exchange control and tax legislation.Adoption of new Articles of Association of the Company 23. To consider and, if thought fit, to pass the following as a Special Resolution:THAT(a) the Articles of Association of the Company be amended by deleting all the provisions of the Company’s Memorandum of Association which, by virtue of Section 28 of the Companies Act 2006, are to be treated as provisions of the Company’s Articles of Association; and(b) the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.By order of the Board S G Williams Secretary 31 March 2010Unilever Chairman’s Letter and Notice of Meeting 2010 5

Explanatory notes to the Notice of Annual General Meeting 2010 1. Members of the Company will have the right to attend and vote at the Annual General Meeting (AGM). Registration will start at 10.15am, when tea and coffee will be served.2. A member of the Company who is unable or does not wish to attend the AGM is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend and to speak and vote on his/her behalf at the meeting. A Proxy need not be a member of the Company. A Proxy Form which may be used to make such appointment and give Proxy instructions accompanies this Notice of Meeting. If you do not have a Proxy Form and believe that you should have one, or if you require additional forms, please contact Computershare Investor Services PLC on 0870 600 3977. You can only appoint a Proxy using the procedures set out in these notes and the notes to the Proxy Form.3. A member may appoint more than one Proxy in relation to the AGM provided that each Proxy is appointed to exercise the rights attached to a different share or shares held by that member. To do this, that member must complete a separate Proxy Form for each Proxy. Members can copy their original Proxy Form, or additional Proxy Forms can be obtained from Computershare Investor Services PLC on 0870 600 3977. A member appointing more than one Proxy should indicate the number of shares for which each Proxy is authorised to act on his or her behalf and place an ‘X’ in the box provided on the Proxy Form to confirm the instruction is one of a multiple.4. To be valid any Proxy Form must be received by hand or by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, no later than 11.00am on 10 May 2010.5. As an alternative to completing the hard-copy Proxy Form, a member can appoint a Proxy electronically by logging on to www.unilever.com/shareholderservices clicking on AGM and Voting and selecting the electronic voting option. To do this, a member will need the Shareholder Reference Number (SRN), Control Number and five-digit PIN shown on the front of the Proxy Form. Electronic Proxy appointments must be received, in accordance with the instructions on the website, by no later than 11.00am on 10 May 2010. Please note that an electronic communication in respect of the appointment of a Proxy which contains a computer virus may not be accepted. The Company will try to inform the shareholder in question of a rejected communication and will try to ensure that its outgoing electronic communications are, as far as reasonably practicable, virus free.6. In the case of a member which is a company, the Proxy Form must be executed under its common seal or be signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (e.g. director, secretary).7. Any power of attorney or any other authority under which the Proxy Form is signed (or a copy of such authority certified notarilly) must be included with the Proxy Form.8. A ‘Vote withheld’ is not a vote in law, which means that the vote will not be counted in the proportion of votes ‘For’ and ‘Against’ the resolutions. A member who does not give any voting instructions in relation to the resolutions should note that his/her Proxy will have authority to vote or to withhold a vote on the resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to the resolution) which properly comes before the AGM as he/she thinks fit.9. The return of a completed Proxy Form, other such instrument or any CREST Proxy Instruction (as described in paragraphs 10 to 13 below) will not prevent a member from attending the AGM and voting in person if he or she wishes to do so, in which case any instructions given to a Proxy will be ineffective.10. CREST members who wish to appoint a Proxy or proxies through the CREST electronic Proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.11. In order for a Proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with the specifications of Euroclear UK and Ireland Limited (CRESTCo), and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a Proxy or is an amendment to the instruction given to a previously appointed Proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID number 3RA50) by the latest time for receipt of Proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.12. CREST members and, where applicable, their CREST sponsors, or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.6 Unilever Chairman’s Letter and Notice of Meeting 2010

13. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.14. Any or all joint holders of shares may attend the AGM, although only one holder may vote in person or by Proxy. In the case of joint holders, where more than one of the joint holders purports to appoint a Proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).15. If two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.16. Any person to whom this Notice of Meeting is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a Proxy for the AGM. If a Nominated Person has no such Proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 2 and 3 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.17. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company at close of business on 10 May 2010 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the AGM. If the AGM is adjourned, the Company specifies that only shareholders entered on the Company’s register of members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled to attend and vote at the meeting.18. Voting on the resolutions will be conducted by way of a poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are to be counted according to the number of shares held. This will ensure an exact and definitive result.19. Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.20. You may not use any electronic address provided either in this Notice or any related documents (including the Chairman’s letter and Proxy Form) to communicate with the Company for any purposes other than those expressly stated.21. Under Section 527 of the Companies Act 2006 members meeting the threshold requirements set out in that section have the right to require the company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.22. Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.23. A copy of this notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.unilever.com/AGMUnilever Chairman’s Letter and Notice of Meeting 2010 7

Explanatory Notes to the Business of the Annual General Meeting 2010 Report and Accounts for the year ended 31 December 2009 (resolution 1)The Directors must lay the Company’s Accounts, the Directors’ Report and the Auditors’ Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts and the Directors’ Report, and the Auditors have prepared their Report.Approval of Directors’ Remuneration Report (resolution 2) The Directors must include specified information within their Remuneration Report in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. The Directors’ Remuneration Report for the year ended 31 December 2009 has been prepared accordingly and approved by the Directors. The Directors’ Remuneration Report is included within the Unilever Report and Accounts 2009, copies of which are available on Unilever’s website at www.unilever.com/investorrelations Members must, under Sections 439 and 440 of the Companies Act 2006 and the regulations, be given the opportunity to approve it. While the vote is advisory, it will be taken into account when considering the future operation and development of the Company’s remuneration policy.Resolutions 3 to 13 — (Re-)Election of Executive and Non-Executive Directors Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors. Each proposed candidate for (re-)election is also being proposed for (re-)election to the Board of Unilever N.V. The resolution to (re-)elect a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 11 May 2010 (or at any adjournment thereof) and become effective on the conclusion of the Unilever PLC 2010 AGM or at any adjournment thereof.Biographical details concerning each of the proposed candidates for (re-)election can be found on pages 22 and 23 of the Unilever Annual Report and Accounts 2009, and also on our website at www.unilever.com/investorrelationsRe-election of Executive Director (resolution 3) Paul Polman is proposed for re-election as an Executive Director.Election of Executive Director (resolution 4) Jean-Marc Huët was appointed Chief Financial Officer in February 2010. He is proposed for election as an Executive Director.Jean-Marc Huët Nationality: Dutch. Age: 40.Jean-Marc joined Goldman Sachs International in 1993 as an Analyst before becoming an Associate in the Investment Banking Division. In 1999 he became Executive Director of Investment Banking Services. Jean-Marc joined Royal Numico N.V. as Chief Financial Officer and Member of the Executive Board in 2003. In 2007 he took up the role of Senior Vice President and Chief Financial Officer of Bristol-Myers Squibb Company, which he held until 2009.The Board believes that Jean-Marc’s experience in the corporate and financial world will be a great asset to the business.Re-election of Non-Executive Directors (resolutions 5 to 13) All the existing Non-Executive Directors are proposed for re-election, except Leon Brittan, Wim Dik and Narayana Murthy who will retire from the Board at the conclusion of the Unilever PLC 2010 AGM.The Board of Directors has determined that, in its judgement, the Non-Executive Directors being proposed for re-election are independent.The Board of Directors is satisfied that all Non-Executive Directors being proposed for re-election continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook.Election of Non-Executive Director (resolution 14) The Rt Hon Sir Malcolm Rifkind MP is being proposed for election as a Non-Executive Director.The Rt Hon Sir Malcolm Rifkind MP Nationality: British. Age: 63.Sir Malcolm is a Member of Parliament for Kensington and Chelsea. In 1979 he was appointed a Parliamentary Under Secretary of State, at first in the Scottish Office and then transferred to the Foreign and Commonwealth Office, being promoted to Minister of State in 1983. Sir Malcolm was appointed a Queen’s Counsel in 1985, and became a member of the Cabinet in 1986 as Secretary of State for Scotland. In 1990 he became Secretary of State for Transport and in 1992 Secretary of State for Defence, and from 1995-97 was Foreign Secretary. In 1997 he was knighted in recognition of his public service. Sir Malcolm is a Non-Executive Director of Aberdeen Asset Management plc, Adam Smith International and Continental Farmers’ Group Ltd. He is also on the Advisory Board of LEK Partnership.If elected a Director of Unilever, Sir Malcolm Rifkind will become a member of the Corporate Responsibility and Reputation Committee.His fee will consist of the basic Non-Executive Director fee of 45,000 and £31,000 which will include his membership in the Corporate Responsibility and Reputation Committee.The Board of Directors has determined that, in its judgement, Sir Malcolm Rifkind is independent and believes that with his broad background in international affairs he will be a valuable addition to the Board.Re-appointment of Auditors (resolution 15) At each meeting at which Accounts are laid before the members, the Company is required to appoint Auditors to serve until the next such meeting.Remuneration of Auditors (resolution 16) This resolution gives authority to the Directors to determine the Auditors’ remuneration, which is then disclosed in the next Accounts of the Company.8 Unilever Chairman’s Letter and Notice of Meeting 2010

Directors’ authorities to issue shares (resolution 17) Renewal of this authority is sought at the AGM each year. Section 551 of the Companies Act 2006 provides that the Directors may not issue new shares without shareholder approval. The purpose of this resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13,290,000 in new shares at their nominal value (representing 427,178,571 Ordinary shares). At 29 March 2010, being the latest practicable date prior to publication of the Notice of Meeting, this represented approximately 33% of the Company’s issued Ordinary share capital (calculated exclusive of treasury shares).The authority sought under this resolution will expire at the earlier of the close of business on 30 June 2011 (the last date by which the Company must hold an AGM in 2011) or the conclusion of the AGM of the Company held in 2011.The Directors have no present intention to exercise the authority sought under this resolution. As at the date of this Notice, 26,696,994 Ordinary shares are held by the Company in treasury. This amount represents approximately 2.06% of the issued Ordinary share capital (excluding treasury shares) of the Company as at 29 March 2010, the latest practicable date prior to the publication of this Notice of Meeting.Disapplication of pre-emption rights (resolution 18) Renewal of this authority is sought at the AGM each year. Under the Companies Act 2006 shareholders have ‘rights of pre-emption’ in relation to the issue of new shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Sections 570 and 571 of the Companies Act 2006 the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this.In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this resolution gives them authority to do so, up to a limit of £2,000,000 in new shares at their nominal value. At 29 March 2010 (being the latest practicable date prior to the publication of the Notice of this Meeting) this aggregate nominal amount was approximately 5% of the Company’s issued Ordinary share capital.In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three-year period where the Principles provide that usage in excess of 7.5% should not take place without prior consultation with shareholders.The authority will expire at the earlier of 30 June 2011 (the last date by which the Company must hold an AGM in 2011) or the conclusion of the AGM of the Company held in 2011.Company’s authority to purchase its own shares (resolution 19) Renewal of this authority is also sought at the AGM each year. The Directors believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out any share buy back programme. The Directors will only buy back shares under the programme when they consider that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.The resolution specifies the maximum number of shares which may be acquired (which at 29 March 2010 represented just under 10% of the Company’s issued capital) and the maximum and minimum prices at which they may be bought.The purchase of shares by the Company under this authority would be carried out by a purchase in the market, and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale. The Company would consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base.Trusts of Viscount Leverhulme (founder of the company that became Unilever PLC) own four classes of special shares in Margarine Union (1930) Limited (a subsidiary of Unilever PLC). One of these classes of share can be converted at the end of the year 2038 into 70,875,000 PLC Ordinary shares of 31/9 pence each. As at 29 March 2010 (being the latest practicable date prior to the publication of this Notice of Meeting) this represents 5.5% of Unilever PLC’s issued ordinary capital (excluding treasury shares). If the existing authority given at the 2009 AGM and the authority now being sought by resolution 19 were to be fully used (being the purchase of 262,000,000 Ordinary shares), the options would represent 6.94% of Unilever PLC’s issued ordinary capital (excluding treasury shares).Political Donations and Expenditure (resolution 20) Part 14 of the Companies Act 2006 imposes restrictions on companies making political donations to (i) political parties, (ii) other political organisations, and (iii) independent election candidates and on incurring political expenditure (as defined in the Companies Act 2006) without shareholders’ consent. It is the policy of the Company not to make such political donations and the Directors have no intention of changing that policy. However, as the definitions used in the Companies Act 2006 are broad, it is possible that normal business activities, which might not be thought to be political expenditure in the usual sense, could be caught. On that basis, the authority is being sought purely as a precaution. The Board of Unilever PLC has confirmed that the Company does not make political donations or incur political expenditure within the ordinary meaning of those words and that it has no intention of doing so.Unilever Chairman’s Letter and Notice of Meeting 2010 9

Notice period for General Meetings (resolution 21) Changes made to the Companies Act 2006 by the Companies (Shareholders’ Rights) Regulations 2009 (the ‘Shareholders’ Rights Regulations’) increase the notice period for general meetings of the company to 21 days unless shareholders approve a shorter notice period, which cannot, however, be less than 14 clear days (annual general meetings will continue to be held on at least 21 days’ clear notice). Following shareholder approval at the 2009 AGM, the Company is currently able to call general meetings (other than annual general meetings) on 14 days’ clear notice and would like to preserve this ability. In order to be able to do so after the 2010 AGM, shareholders must have approved the calling of meetings on 14 days’ notice. Resolution 21 seeks such approval. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed. The Company does not intend to use this authority routinely. The Company envisions that this authority would be used only in limited circumstances for time-sensitive matters where a shorter notice period would be to the advantage of shareholders as a whole. The Company will also need to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before it can then call a general meeting on 14 days’ notice.The Management Co-Investment Plan (resolution 22) This resolution seeks shareholders’ approval for the introduction of the Management Co-Investment Plan 2010 (“the Plan”). The Plan will replace the existing Share Matching Plan that expires in 2011. More information on the Plan is set out in Appendix 1.It is proposed by the Board of Directors to approve the Management Co-Investment Plan. New Articles of Association (resolution 23)It is proposed that the Company adopt new Articles of Association (the ‘New Articles’), in order to update the Company’s Current Articles of Association (the ‘Current Articles’) primarily to take account of changes in UK company law brought about by both the Companies (Shareholders’ Rights) Regulations 2009 which came into force in August 2009 and also the remaining provisions of the Companies Act 2006 which came into effect in October 2009. A more detailed explanation of these changes to the Articles of Association is given in Appendix 2. Other changes, which are of a minor, technical or clarifying nature and also some more minor changes which merely reflect changes made by the Companies Act 2006 or the Companies (Shareholders’ Rights) Regulations 2009, or conform the language of the New Articles with that used in the model articles for public companies produced by the Department for Business, Innovation and Skills, have not been noted in Appendix 2.Share capital As at 29 March 2010 (being the latest practicable date prior to the publication of the Notice of this Meeting) the total number of issued Ordinary shares was 1,310,156,361. Unilever PLC holds 26,696,994 Ordinary shares in Treasury, and therefore the total number of voting rights for the Ordinary shares is 1,283,459,367. The total number of Deferred shares was 100,000 (representing 3,214,285 voting rights).Documents for inspection Copies of the Directors’ service contracts (or, where applicable, letters of appointment) and copies of the proposed New Articles, together with a copy of the Current Articles marked to show the changes being proposed, and the rules of The Management Co-Investment Plan, are available for inspection at Unilever’s offices, at Unilever House, 100 Victoria Embankment, London EC4Y 0DY in the United Kingdom, from the date of this Notice of Meeting until the close of the Meeting. They are available during normal business hours on any weekday (excluding public holidays) and at the place of the AGM from at least 15 minutes before the AGM until the close of the Meeting.Recommendation The Directors believe that the proposals set out in the Notice of Meeting are in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of each resolution, as they intend to do themselves in respect of their own shares in the Company.10 Unilever Chairman’s Letter and Notice of Meeting 2010

Appendix 1 (resolution 22) Notice of Annual General Meeting 2010 The Company is proposing to make certain changes to its management remuneration arrangements. The Board of Directors believes that these changes are essential to the successful delivery of the Company’s ambitious growth strategy. The proposed changes are all designed to further increase the focus of senior management on the goals which will allow the Company to win in the marketplace and to increase shareholder value. The changes are all part of the Company’s desire to place greater emphasis on pay for performance and to enhance the performance culture of the Company.The changes comprise of three elements: • a new Management Co-Investment Plan replacing the Share Matching Plan under which the Company may offer selected groups of managers the opportunity to invest up to 60% of their annual cash bonus in Unilever shares and receive a corresponding award of shares which vest after three years subject to the satisfaction of stretching performance conditions. Vesting levels will be between 0% and 200%. Under the Share Matching Plan no performance conditions applied (agenda item 22); • changing the performance conditions of the annual bonus for Executive Directors to bring their performance conditions in line with those for others (please see the Directors’ Remuneration Report for further information); and • changing the performance conditions of the Global Share Incentive Plan to align the conditions with key strategic drivers for shareholder value (please see the Directors’ Remuneration Report for further information).The changes should also be assessed in the context of the following: • there will be no change to the levels of remuneration for Executive Directors; • base salaries remain frozen for the second year in a row for Executive Directors and senior management; • from 2010, payments made to participants in Unilever’s variable pay arrangements will be subject to a claw back arrangement in the event of a significant downward revision of results, which will operate, if necessary, after the awards have been allocated; • with effect from 1 January 2010, the shareholding commitment is increased from 150% to 400% base salary for the Chief Executive Officer, from 150% to 300% base salary for other Executive Directors and the members of the Unilever Executive (the “UEx”) and from 50% to 150% base salary for the management layer below the UEx (“top 100”); • an independent third party firm has reviewed the new performance conditions for the Global Share Incentive Plan from 2010, that also apply to our new Management Co-Investment Plan and has confirmed that, where comparison can be made, the new measures are no easier to satisfy; and• Total Shareholder Return (“TSR”), one of the performance conditions under the new Management Co-Investment Plan and the Global Share Incentive Plan will apply to Executive Directors, the UEx and the top 100.To approve the Management Co-Investment Plan 1. IntroductionThe Management Co-Investment Plan (the “Plan”) is being introduced to support Unilever’s drive for profitable growth by encouraging Unilever’s managers to take a greater financial interest in the performance of Unilever and the value of Unilever shares over the long-term. The principal terms of the Plan are set out below.The Plan will replace the Share Matching Plan that allows participants to invest up to 25% of their annual bonus earned in Unilever NV and/ or Unilever PLC (the “Company”). They then, subject to maintaining the investment and remaining in employment, receive a matching award of shares at the end of three years without further performance conditions.The Plan allows participants to invest up to 60% of their annual bonus in shares in the Company (“Investment Shares”) for three years and to receive a corresponding award of performance related shares (the “Award”) which vest after three years, subject to the satisfaction of stretching performance conditions. Vesting levels will be between 0% and 200%. The minimum requirement for Executive Directors, the UEx and the top 100 to invest 25% of their annual bonus in the Company’s shares remains unchanged.Although Executive Directors will be eligible, technically, to participate in the Plan, the Remuneration Committee has decided to exclude Executive Directors from the Plan, at least for the first year of its operation in 2011, given the additional alignment provided through the amended Global Share Incentive Plan performance conditions and the increased share ownership requirements.2. Eligibility Employees (including Executive Directors) of the Group may be selected to participate in the Plan, subject to any selection criteria that the Board of Directors of the Company or an authorised committee (the “Board”) may set. Unless special circumstances exist, employees who have given or received notice of termination of employment will not be eligible.3. Operation It is intended that the Plan will first be operated in 2011 in respect of bonuses relating to the 2010 financial year. Under the rules, the Plan may be operated within six weeks of Shareholder approval, and thereafter, normally within six weeks of the announcement of the Company’s results for any period. No Awards may be granted after the tenth anniversary of the Plan’s approval by Shareholders.4. Terms of Awards Awards will usually vest three years after grant subject to continued employment, maintaining the Investment Shares and the satisfaction of performance conditions. Vesting levels will be between 0% and 200%.5. Performance conditions The performance conditions are: • underlying sales growth*;• underlying operating margin improvement*; • operating cash flow; and • relative total shareholder return. The TSR performance condition only applies to Executive Directors, the UEx and the top 100.The Board may from time to time decide to apply TSR to other managers as well. * the minimum of the performance range for both underlying sales growth and underlying operating margin improvement must be reached before any shares subject to either metric can vest.6. Claw back A claw back provision is included in the Plan. Arrangements will be reclaimed or ‘clawed back’ after the Awards have been allocated and/or the vested shares have been issued or transferred to the participants in the event of a significant downward revision of results.7. Discretion Upon vesting of the Award, the Board shall have the discretionary power to adjust the value of the Award downwards if the Award, in the Board’s opinion taking allcircumstances into account, produces an unfair result. The Board will only adjust the value of a vesting Award upwards after obtaining Shareholder consent.Unilever Chairman’s Letter and Notice of Meeting 2010 11

8. Leavers
Awards will normally lapse when a participant ceases to be employed by the Company or any of its subsidiaries. However, if employment ends because of ill health, injury, disability, retirement, redundancy, death, sale of the employing company or business or for any other reason determined by the Board, the Awards will vest in the normal way subject to the satisfaction of performance conditions, unless the Board decides in its discretion to accelerate vesting. The number of shares vesting will be time pro rated, unless the Board decides otherwise.

9. Takeovers and restructurings
If there is a takeover, scheme of arrangement, merger or other corporate reorganisation of the Company, participants may be required or may be allowed to exchange their Awards for equivalent awards over shares in the acquiring company. If the Awards are not exchanged, they will immediately vest to the extent that the performance conditions have been satisfied as at the time of the event. The Board may decide that the number of shares vesting will be pro rated to reflect the acceleration of vesting.

10. Internal reconstruction and demerger
In the event of an internal reconstruction or reorganisation, participants will be required to exchange their Awards for equivalent awards over shares in the new parent company or companies as determined by the Board. The Board may amend or waive any performance condition as it considers appropriate. If there is a demerger or other transaction which may affect the current or future value of an Award, the Board may allow an Award to vest subject to any conditions it decides to impose.

11. Dilution limits
In any 10 year period, not more than 10% of the issued ordinary share capital of the Company may be issued or committed to be issued under the Plan and all other employee share plans operated by the Company. In addition, in any 10 year period, not more than 5% of the issued ordinary share capital of the Company may be issued or committed to be issued under the Plan and all other discretionary share plans adopted by the Company. If shares are transferred from Treasury to satisfy Awards, these will also be counted towards the dilution limits for as long as it is required by the ABI (Association of British Insurers) guidelines which are considered to best be practice.

12. Variations
If there is a variation in the share capital of the Company, a change in the certification of Unilever NV shares, a demerger, a special dividend or any other corporate event affecting the value of an Award, the Board may adjust the number or class of shares subject to the Award as it considers appropriate.

13. Amendment of the Plan
The rules of the Plan may be amended by the Remuneration Committee of the Board at any time. However, prior Shareholder approval will be required to amend certain provisions if the amendments are to the advantage of participants. These provisions relate to: eligibility; individual and Plan limits; rights attaching to Awards and the shares; rights in the event of a variation of the share capital of the Company; or the amendment power itself. Shareholder approval is not required to make minor amendments to facilitate the administration of the Plan, to comply with proposed or existing legislation, to take account of any changes to legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment of the Company and any of its subsidiaries or any present or future participant in the Plan.

14. Other provisions
Participants will not have dividend or voting rights in respect of shares subject to an Award until the Award has vested and the shares have been issued or transferred to the participant. On vesting, participants may receive a payment in shares or cash equal to the value of dividends which would have been payable on the vested shares during the vesting period. Any shares issued to satisfy Awards under the Plan or purchased as Investment Shares will rank equally with shares of the same class in issue on the date of allotment except in respect of rights by reference to a prior record date. Awards under the Plan are not pensionable.

The main differences between the Share Matching Plan and the Management Co-Investment Plan are summarised in the table below:

Feature	Management Co-Investment Plan	Share Matching Plan
Performance conditions	Over three years: • underlying sales growth*; • underlying operating margin improvement*; • operating cash flow; and • relative total shareholder return**. * the minimum of the performance range for both metrics must be reached before any shares subject to either metric can vest. ** applies to Executive Directors, the UEx and the top 100.	No further performance conditions attached to vesting.
Individual investment	Up to 60% of annual bonus.	Up to 25% of annual bonus.
Mandatory investment	25% of annual bonus for Executive Directors, the UEx and the top 100.	25% of annual bonus for Executive Directors, the UEx and the top 100.
Number of vesting shares	Between 0% and 200% depending on satisfying performance conditions.	1 for 1 without performance conditions.
Vesting conditions	Over three years: • achieve stretching performance goals which condition absolute and relative performance; • maintain investment; and • stay with Unilever.	Over three years: • maintain investment; and • stay with Unilever.
Risk and claw back	Vested Awards under the Plan will be subject to 'claw back' after the Awards have been allocated and/or the vested shares have been issued or transferred to the participants, in the event of a significant downward revision of results. The Board is also satisfied that Unilever's existing risk management processes provide the necessary checks and balances.	N/A.

12 **Unilever** Chairman's Letter and Notice of Meeting 2010

Appendix 2 (resolution 23) Notice of Annual General Meeting 2010 Adoption of the New Articles: explanatory notes of principal changes to the Current Articles1. The Company’s objects The provisions regulating the operations of the Company are currently set out in the Company’s Memorandum and Articles of Association. The Company’s Memorandum contains, among other things, the objects clause which sets out the scope of the activities the Company is authorised to undertake. This is drafted to give a wide scope.The Companies Act 2006 significantly reduces the constitutional significance of a company’s memorandum. The Companies Act 2006 provides that a memorandum will record only the names of subscribers and the number of shares each subscriber has agreed to take in the company. Under the Companies Act 2006 the objects clause and all other provisions which are contained in a company’s memorandum, for existing companies at 1 October 2009, are now deemed to be contained in the company’s articles of association but the company can remove these provisions by special resolution.Further the Companies Act 2006 states that unless a company’s articles provide otherwise, a company’s objects are unrestricted. This abolishes the need for companies to have objects clauses. For this reason the Company is proposing to remove its objects clause together with all other provisions of its Memorandum which, by virtue of the Companies Act 2006, are treated as forming part of the Company’s Articles of Association as of 1 October 2009. Resolution 23(a) confirms the removal of these provisions for the Company. As the effect of this resolution will be to remove the statement currently in the Company’s Memorandum of Association regarding limited liability, the New Articles also contain an express statement regarding the limited liability of shareholders. 2. Articles which duplicate statutory provisions Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 are in the main to be removed in the New Articles. This is in line with the approach advocated by the Government that statutory provisions should not be duplicated in a company’s constitution. 3. Authorised share capital and unissued shares The Companies Act 2006 abolished the requirement for a company to have an authorised share capital and the New Articles reflect this. Directors will still be limited as to the number of shares they can at any time allot because allotment authority continues to be required under the Companies Act 2006, save in respect of employee share schemes. 4. Redeemable shares Under the Companies Act 1985, if a company wished to issue redeemable shares, it had to include in its articles the terms and manner of redemption. The Companies Act 2006 enables directors to determine such matters instead provided they are so authorised by the articles. The New Articles contain such an authorisation. The Company has no plans to issue redeemable shares but if it did so the Directors would need shareholders’ authority to issue new shares in the usual way. 5. Authority to purchase own shares, consolidate and sub-divide shares, and reduce share capital Under the Companies Act 1985, a company required specific enabling provisions in its articles to purchase its own shares, to consolidate or sub-divide its shares and to reduce its share capital or other undistributable reserves as well as shareholder authority to undertake the relevant action. The Current Articles include these enabling provisions. Under the Companies Act 2006 a company only requires shareholder authority to do any of these things and it is no longer necessary for articles to contain enabling provisions. Accordingly the relevant enabling provisions have been removed in the New Articles. 6. Use of seals Under the Companies Act 1985, a company required authority in its articles to have an official seal for use abroad. Under the Companies Act 2006, such authority is no longer required. Accordingly, the relevant authorisation has been removed in the New Articles. The New Articles provide an alternative option for execution of documents (other than share certificates). Under the New Articles, when the seal is affixed to a document it may be signed by one Director in the presence of a witness, whereas previously the requirement was for signature by either a Director and the secretary or two Directors or such other person or persons as the Directors may approve. 7. Vacation of office by directors The Current Articles specify the circumstances in which a Director must vacate office. The New Articles update these provisions to treat physical illness in the same manner as mental illness. 8. Voting by proxies on a show of hands The Shareholders’ Rights Regulations have amended the Companies Act 2006 so that it now provides that each proxy appointed by a member has one vote on a show of hands unless the proxy is appointed by more than one member, in which case the proxy has one vote for and one vote against if the proxy has been instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution. The Current Articles have been amended to reflect these changes. 9. Chairman’s casting vote The New Articles remove the provision giving the chairman a casting vote in the event of an equality of votes as this is no longer permitted under the Companies Act 2006. 10. Adjournments for lack of quorum Under the Companies Act 2006 as amended by the Shareholders’ Rights Regulations, general meetings adjourned for lack of quorum must be held at least 10 clear days after the original meeting. The Current Articles have been changed to reflect this requirement. Unilever Chairman’s Letter and Notice of Meeting 2010 13

11. General Generally the opportunity has been taken to update the Current Articles and bring clearer language into the New Articles and in some areas to conform the language of the New Articles with that used in the model articles for public companies produced by the Department for Business, Innovation and Skills. The Company has also taken the opportunity to make some additional amendments that are not connected to the implementation of the Companies Act 2006. The New Articles include a provision relating to amendments to resolutions. The article provides that no amendments to a special resolution may be considered or voted upon (other than an amendment to correct a patent error) and that an amendment to an ordinary resolution can only be considered and voted upon if notice of the proposed amendment is received by the Company at least two working days prior to the time of the relevant meeting, in order to allow the Company to give sufficient thought and consideration to any amendment proposal. The New Articles also contain a provision that provides flexibility for a Director to be paid in a currency other than Sterling. 14 Unilever Chairman’s Letter and Notice of Meeting 2010

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY United Kingdom T +44 (0)20 7822 5252 F +44 (0)20 7822 5951 Registered in England and Wales Company Number: 41424 www.unilever.com